PRESS RELEASE

New Afton Cu-Au Project

New Zone of Mineralization Outlined at Depth

Up to 1.20% Cu, and 1.07g/t Au, over 148m

Mineralization to 1.1 Kilometre Depth and Still Open

November 8 2006, Vancouver, British Columbia – New Gold Inc. (NGD:TSX/AMEX) is pleased to release additional results from the program of underground exploration diamond drilling, beneath the existing resource, at its New Afton Copper (Cu) – Gold (Au) Project, Kamloops, British Columbia, Canada.

The highlights of these results are:

•

8 new intersections of Cu–Au mineralization were encountered beneath the outline of the current resource.  The most significant was 1.20% Cu, and 1.07g/t Au over 148 metres (m) (62m horizontal thickness).

•

The deepest of these intersections was approximately 1.1 kilometre (km) below surface and is the deepest intersection of mineralization obtained to date at the project.

•

These results, in combination with those previously released (May 25, 2006), have outlined a new zone of mineralization beneath the existing resource.

•

Mineralization remains open at depth.

Upon releasing these results, Chris Bradbrook, President and CEO, commented: “We are very excited by the results of this program as they demonstrate the potential to discover and outline additional resources at the New Afton Cu-Au Project.  The mineralization remains open at depth.  Currently, we are testing for further extensions of mineralization at considerably greater depths using a high capacity diamond drill at surface”.

SUMMARY OF RESULTS

These results were obtained from the program of underground diamond drilling, conducted from the exploration decline.  Of these latest intersections, 6 were from new holes, with the remaining 2 being new intersections identified from additional sampling of previously completed diamond drill holes.  All intersections from this program are summarized in the table below.  Relevant sectional and plan views are also attached.

TABLE 1

RESULTS OF UNDERGROUND EXPLORATION DRILLING – C ZONE

DDH	From (m)*	To (m)*	Length (m)*	Horizontal Thickness (m)*	Cu (%)	Au (g/t)	Ag (g/t)	Cu Eq** (%)
New Intersections
UA-70	684	694	10	4	0.21	0.10	0.00	0.26
UA-78	564	712	148	62	1.20	1.07	1.87	1.80
UA-80	672	736	64	26	0.15	0.37	0.26	0.35
UA-85	552	554	2	1	0.39	0.73	0.40	0.79
	634	636	2	1	0.47	0.71	0.50	0.86
UA-87	638	696	58	22	1.29	0.50	5.51	1.59
UA-96	604	634	30	12	1.39	0.85	3.01	1.87
UA-100	764	836	72	24	0.78	0.61	1.63	1.12

Previously Released Intersections
UA-66	606	646	40	12[1]	1.40	1.29	3.44	2.12
UA-69	596	708	112	40	1.70	1.47	3.51	2.52
UA-70	732	770	38	15	0.97	1.21	1.80	1.64
UA-77	518	550	32	15	1.24	1.34	1.27	1.98
UA-79	568	590	22	8	1.02	1.48	1.67	1.84
	634	682	48	19	0.74	0.72	0.98	1.14
UA-80	560	650	90	37	1.39	1.26	2.11	2.09

*Numbers rounded to nearest whole number

 ** Copper Equivalent

Assumptions used to calculate Cu Eq: Cu = $1.20/lb; Au = $450/oz; Ag = $5.25/oz, and recoveries of 90% for Cu and Au, and 75% for Ag.

1 UA 66 was stopped in mineralization due to technical difficulties

This program has identified a new mineralized zone, (the C Zone) vertically below the existing resource (Main Zone).  The C Zone occurs over a strike length of approximately 670m and a vertical distance of approximately 300m, and remains open at depth.  It appears to form 2 distinct lenses, with the more westerly being the highest grade and thickest.  The eastern limit of the east lens has been defined by drilling, while the western limit of the west lens has yet to be defined. The 2 lenses are separated by a cross-cutting structure which can be correlated with a feature that is associated with an area of lower grade, and less continuous mineralization, in the Main Zone.

The C Zone lies within the same structural corridor as, but is physically distinct from, the Main Zone.  In most locations, the separation from the Main Zone is very marked, although locally (as in attached section 3200E) the 2 Zones are less clearly separated.  In such areas it is likely that the lower outline of the Main Zone may be modified to reflect the shape of the C Zone.  The mineralization in the C Zone is hypogene (chalcopyrite as the dominant Cu-bearing mineral).  Overall, the C Zone is narrower than the Main Zone, although the thickness at depth is not known at this time.  The current surface exploration program is designed to test for the potential of the mineralization to continue, and potentially increase in thickness, at depth.  Among the latest results are those from hole UA-100 (see table above) which intersected Cu-Au mineralization at a vertical depth of 1.1Km, and is the deepest intersection encountered to date at the project.

The C Zone is not yet included within the current resource, although the intention is to update the overall resource estimation to include this mineralization, at a future date.

ONGOING EXPLORATION

The focus of all recent exploration work has been the area immediately around the current resource.  Underground exploration drilling is now complete, as mineralization has been tested to the maximum depth possible, given the constraints imposed on the available drill positions, as a result of the geometry of the mineralization and location of the exploration decline relative to the mineralization.

The potential for further extensions of mineralization at depth are now being tested with a surface diamond drill which has the capacity to complete holes up to 3000m in length.  The first hole in this program targeted the area beneath the western lens of the C Zone, but was abandoned prior to target depth due to technical difficulties.  A second hole was completed beneath the eastern lens of the C Zone, and results are pending.  The third hole is being drilled currently and is targeting the area beneath the western lens.

In addition to the potential for additional mineralization at depth, the other two most prospective areas which will be targeted are 1) South of the Hanging Wall Fault (i.e. south of Main Zone), and 2) East of the currently outlined C Zone.

All regional exploration work is currently being compiled for both the New Afton and Ajax Properties.  We are in the process of preparing future exploration programs, on both properties, to be conducted once the Feasibility Study has been completed.

PROJECT UPDATE

Positive progress continues to be made on several fronts. The Feasibility Study is scheduled for completion before year end.  Following a review period, the final study will be made publicly available in Q1, 2007.  The final mine permit application is scheduled to be submitted shortly.  Additionally, the Company is in the process of reviewing proposals from mining contractors to complete the underground development work (which will be required to put a new mine into production) and hope to award this contract in the near future.  Discussions are also continuing with Barclays Capital to look at potential debt structures to complete the financing requirements for development of a new mine (assuming a positive Feasibility Study).

QUALIFIED PERSON

These exploration results have been prepared and approved by Brian O’Connor P.Geo., Chief Geologist for New Gold Inc., who is a Qualified Person under National Instrument 43-101.  He is therefore qualified to confirm the validity and veracity of these results.

A Quality Assurance/Quality Control Program (QA/QC) was established under the direction of Scott Wilson Roscoe Postle Associates, a well known Canadian geological and mining consulting company.  Samples are analyzed at Eco Tech Laboratories of Kamloops, British Columbia, Canada.  Copper is analyzed through Aqua Regia digestion with AA finish.  Samples containing native copper are analyzed for “metallic” copper.  Gold is analyzed using a Fire Assay with an AA finish on a 30 gram sample.  The accuracy of analyses is constantly monitored by systematically submitting duplicate samples and control (or standard) samples to the Laboratory for analysis.

New Gold is in excellent financial condition with a current cash position of more than CDN$71 million and no debt.  The Company has only 24.0 million shares outstanding and 30.5 million shares fully diluted.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.  The Company does not intend, and does not assume any obligations, to update these forward-looking statements and information.

Cautionary note to U.S. investors concerning estimates of Measured and Indicated Resources, and the use the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.

New Gold Inc. — New Afton Copper-Gold Project
Drilling Beneath Resource — C Zone
Cross Section 3200E — Looking East

November 8, 2006

Pit Outline
2600 N
2400 N
2200 N
2000 N
1800 N
5600
5400
5200
5000
4800
4600
Footwall Fault
Hanging Wall Fault
UA-32G
AF-79
AF-45
UA-100
UA-77
UA-80
UA-76
UA-61
UA-78
Scale:
0
100
200
300 metres

Resource Block Model

Value of resource blocks in CDN$*

- **$0-$15**
- **$15-$30**
- **$30-$50**
- **>$50**

Underground Decline

Outline of C Zone

Diamond Drill Holes Intersecting Plane of Section

UA-78 Underground Holes

New Intersection

* Values based on the following assumptions: Cu - $1.20/lb; Au - $450/oz; Ag - $5.25/oz; Recoveries of 90% Cu and Au; 75% Ag; and CDN:US exchange rate of 0.88.

New Gold Inc. — New Afton Copper-Gold Project
Drilling Beneath Resource — C Zone
Cross Section 3480E — Looking East

November 8, 2006

2600 N
2400 N
2200 N
2000 N
1800 N
Pit Outline
5600
5400
5200
5000
4800
4600
AF-44
UA-28A
UA-28
UA-14G
UA-56
UA-29
AF-43
UA-51
UA-95
UA-96
UA-30A
AF-11
UA-31
Footwall Fault
UA-87
Hanging Wall Fault
UA-70
Scale:
0
100
200
300 metres

Resource Block Model

Value of resource blocks in CDN$*

- **$0-$15**
- **$15-$30**
- **$30-$50**
- **>$50**

Underground Decline

Outline of C Zone

Diamond Drill Holes Intersecting Plane of Section

UA-78 Underground Holes

New Intersection

* Values based on the following assumptions: Cu - $1.20/lb; Au - $450/oz; Ag - $5.25/oz; Recoveries of 90% Cu and Au; 75% Ag; and CDN:US exchange rate of 0.88.

New Gold Inc. — New Afton Copper-Gold Project
Drilling Beneath Resource — C Zone
Cross Section 3600E — Looking East

November 8, 2006

Pit Outline
2400 N
2200 N
2000 N
1800 N
1600 N
5600
5400
5200
5000
4800
4600
AF-43
UA-82
AF-52
AF-53
AF-85
UA-18
UA-95
AF-38
Footwall Fault
Hanging Wall Fault
Scale:
0
100
200
300 metres

Resource Block Model

Value of resource blocks in CDN$*

- **$0-$15**
- **$15-$30**
- **$30-$50**
- **>$50**

Underground Decline

Outline of C Zone

Diamond Drill Holes Intersecting Plane of Section

UA-78 Underground Holes

New Intersection

* Values based on the following assumptions: Cu - $1.20/lb; Au - $450/oz; Ag - $5.25/oz; Recoveries of 90% Cu and Au; 75% Ag; and CDN:US exchange rate of 0.88.